Mail Stop 6010

								August 30, 2005


Raymond R. Quirk
Chief Executive Officer
Fidelity National Title Group, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

	Re:	Fidelity National Title Group, Inc.
		Registration Statement on Form S-1, Amendment 1
		Filed August 18, 2005
		File No. 333-126402

Dear Mr. Quirk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note our prior comment 23 and your response. Please disclose the company`s operating margins. Also, supplementally, explain to us the basis for your belief that your margins are among the best in the industry. Did you perform a study? Is there available data from one or more third-party sources which support your contention? Please share any such data with us.

The Distribution

No Fractional Shares, page 14

2. Refer to your response to comment 11. We recognize the additional disclosure which does not appear to address the issue of the expected sales price related to these shares. Please revise the disclosure to include a discussion of the anticipated sales price per share for the fractional shares to be sold.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Reserve for Claim Losses, page 23

3. Please refer to your response to our prior comment number 17. Please disclose the results of the two primary statistical studies that are developed by your external actuaries. To the extent that management modifies the estimate determined in these studies to arrive at the actual amount in your financial statements, disclose the factors that affected the decision to record the estimate at that amount.

Legal Proceedings, page 47

4. We note your response to comment 26. Item 103 of Regulation S-K requires disclosure of "the relief sought" for each material legal proceeding. Therefore, for every lawsuit discussed in this section, please disclose the amount of damages demanded. If no amount has been specified for certain cases, so state.

Financial Statements - December 31, 2004

Notes to Combined Financial Statements

B. Acquisitions

Acquisition of Micro General Corporation, page F-15

5. Please refer to your response to our prior comment number 45. We note that Micro General is not a subsidiary of the company. Please tell us why you included this disclosure, if the financial information of this company is not reflected in the consolidated financial statements.


J. Commitments and Contingencies, pages F-22 - F-24

6. We note your response to our prior comment number 47. Please note that we view the disclosure of the amounts being sought in each lawsuit as the maximum of a range of potential settlements as discussed in SFAS 5 with not settlement being the lower end of that range. Please revise your discussion of the amounts being sought by the plaintiffs in each of the se actions. You may want to disclose separately the amount of premium refund versus the amount of damages sought if you feel it is helpful in understanding the potential impact of these legal actions.

Exhibit Index, page II-8

7. Agreements filed pursuant to Item 601(b)(10) of Regulation S-K are typically material enough that their principal terms should also be discussed in the body of the filing. Please ensure that you provide appropriate disclosure concerning each of these contracts. In your response letter, please list the page numbers where each exhibit filed under Item 601(b)(10) is discussed in your filing.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861, Michael Reedich at (202) 551-3612, or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Robert S. Rachofsky
	LeBoeuf, Lamb, Greene & MacRae LLP
	125 West 55th Street
	New York, NY 10019-5389
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Raymond R. Quirk
Fidelity National Title Group, Inc.
August 30, 2005
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